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[IDEX CORPORATION LOGO]                      Frank J. Notaro / Vice President --
                                                               General Counsel
                                                               and Secretary

                                             IDEX CORPORATION
                                             630 Dundee Road, Suite 400
                                             Northbrook, IL  60062-2745
                                             (847) 498-7070




                                January 22, 2008



Perry J. Hindin, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re: IDEX Corporation Response to Comment Letter dated December 7, 2007 Definitive 14A Proxy Statement filed March 7, 2007
      File No. 001-10235

Dear Mr. Hindin:

Per your voicemail, with respect to comment 1 of the staff of the Division of Corporation Finance in Ms. Hanna Teshome's letter, dated December 7, 2007, and the response of IDEX Corporation in my letter to her dated December 21, 2007, this will confirm that, in future filings, IDEX will with respect to its disclosure of any use by the Compensation Committee of aggregated data provided by general compensation surveys, specifically state that the Compensation Committee does not review data specific to any company contained in the survey or know the identities of such companies.

IDEX Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and IDEX Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with this response please call the undersigned at (847) 498-7070, or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

                                             Very truly yours,

                                             /s/ Frank Notaro

                                             Frank Notaro
                                             Vice President, General Counsel
                                             and Secretary


cc:  Lawrence D. Kingsley
     Christopher Lueking